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                                                                  EX-99.B(15)(c)

                                                                         Amended
                                                                  August 4, 1997

                    FLAG INVESTORS EMERGING GROWTH FUND, INC.
                          FLAG INVESTORS CLASS A SHARES

                                DISTRIBUTION PLAN


                  1. The Plan. This Plan (the "Plan") is a written plan as described in Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the 1940 "Act") of the Flag Investors Class A Shares (the "Shares") of Flag Investors Emerging Growth Fund, Inc. (the "Fund"). Other capitalized terms herein have the meaning given to them in the Fund's prospectus.

                  2. Payments Authorized. (a) The Fund's distributor (the "Distributor") is authorized, pursuant to the Plan, to make payments to any Participating Dealer under a Sub-Distribution Agreement ("Participating Dealer"), to accept payments made to it under the Distribution Agreement and to make payments on behalf of the Fund to Shareholder Servicing Agents under Shareholder Services Agreements.

                           (b) The Distributor may make payments in any amount,
provided that the total amount of all payments made during a fiscal year of the Fund do not exceed, in any fiscal year of the Fund, the amount paid to the Distributor under the Distribution Agreement which in an annual fee, calculated on an average daily net basis and paid monthly, equal to .25% of the average daily net assets of the Shares of the Fund.

                  3. Expenses Authorized. The Distributor is authorized. pursuant to the Plan from sums paid to it under the Distribution Agreement, to purchase advertising for the Shares, to pay for promotional or sales literature and to make payments to sales personnel affiliated with it for their efforts in connection with sales of Shares of the Fund. Any such advertising and sales material may include references to other open-end investment companies or other investments, provided that expenses relating to such advertising and sales material will be allocated among such other investment companies or investments in an equitable manner, and any sales personnel so paid are not required to devote their time solely to the sale of Shares of the fund.

                  4. Certain Other Payments Authorized. As set forth in the Distribution Agreement the Fund assumes certain expenses, which the Distributor is authorized to pay or cause to be paid on its behalf and such payments shall not be included in the limitations contained in this Plan. These expenses include: the fees of the Fund's Advisor, Sub-Advisor and the Distributor; the charges and expenses of any registrar, any custodian or depositary appointed by the Fund for the safekeeping of its cash, portfolio securities and other property, and any stock transfer, dividend or accounting agent or agents appointed by the Fund; brokers' commissions chargeable to the Fund in connection with portfolio securities transactions to which the Fund is a party; all taxes, including securities issuance and transfer taxes and corporate fees payable by the Fund to federal, state or other governmental agencies; the cost and expense of engraving or printing of stock certificates representing shares of the Fund; all costs and expenses in connection with maintenance of registration of the Fund and its shares with the Securities and Exchange Commission and various states and other jurisdictions (including filing fees and legal fees and disbursements of counsel); except as provided in subparagraph (a) above, the expenses of printing, including typesetting, and distributing prospectuses of the Fund and supplements thereto to the Fund's shareholders; all expenses of shareholders' and Board of Directors meetings and of preparing, printing and mailing of proxy



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statements and reports to shareholders; fees and travel expenses of Directors or members of any advisory board or committee other than such Directors or members who are "interested persons" within the meaning of Section 2(a)(19) of the 1940 Act; all expenses incident to the payment of any dividend, distribution, withdrawal or redemption, whether in shares or in cash; charges and expenses of any outside service used for pricing of the Fund's shares; charges and expenses of legal counsel, including counsel to the Directors of the Fund who are not interested persons (as defined in the 1940 Act) of the Fund, and of independent accountants, in connection with any matter relating to the fund; membership dues of industry associations; interest payable on Fund borrowings; postage;
insurance premiums on property or personnel (including officers and directors) of the fund which inure to its benefit; extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification related thereto); and all other charges and costs of the Fund's operation unless otherwise explicitly provided herein.

                  5. Other Distribution Resources. The Distributor and Participating Dealers may expend their own resources separate and apart from amounts payable under the Plan to support the Fund's distribution effort. The Distributor will report on any such expenditures as part of its regular reports pursuant to Section 6 of this Plan.

                  6. Reports. While this Plan is in effect, the Distributor shall report in writing at least quarterly to the Fund's Board of Directors, and the Board shall review, the following: (i) the amounts of all payments under the Plan, the identity of the recipients of each such payment; (ii) the basis on which the amount of the payment to such recipient was made; (iii) the amounts of expenses authorized under this Plan and the purpose of each such expense; and
(iv) all costs of each item specified in Section 4 of this Plan (making estimates of such costs where necessary or desirable), in each case during the preceding calendar of fiscal quarter.

                  7. Effectiveness, Continuation, Termination and Amendment. (a) This Plan has been approved by a vote of the Board of Directors of the Fund and of a majority of the Directors who are not interested persons (as defined in the 1940 Act), cast in person at a meeting called for the purpose of voting on this Plan. This Plan shall, unless terminated as hereinafter provided, continue in effect from year to year only so long as such continuance is specifically approved at least annually by the vote of the Fund's Board of Directors and by the vote of a majority of the Directors of the Fund who are not interested persons (as defined in the 1940 Act), cast in person at a meeting called for the purpose of voting on such continuance.

                  (b) This Plan may be terminated at any time by a vote of a majority of the Directors who are not interested persons (as defined in the 1940
Act) or by the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act).

                  (c) This Plan may not be amended to increase materially the amount of payments to be made without approval by a vote of the holders of at least a majority of the Fund's outstanding voting securities (as defined in the 1940 Act) and all amendments must be approved by the Board of Directors in the manner set forth under (a) above.




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